FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2007.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec to Increase Shareholding in Japan Servo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2007
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on July 27, 2007, in Kyoto, Japan

Nidec to Increase Shareholding in Japan Servo

Pursuant to Article 167 of the Securities Exchange Law of Japan, Nidec Corporation (“Nidec”) announced today it has decided to purchase 1,000,000 shares of common stock in one of its consolidated subsidiaries Japan Servo Co., Ltd. (“Japan Servo”, Tokyo Stock Exchange Second Section: 6585). As a result, Nidec will hold a 53.81% stake in Japan Servo.

Details of the Share Purchase are as follows:

1.

Class of shares to be purchased:

        Common Stock of Japan Servo (Tokyo Stock Exchange Second Section: 6585)

2.

Number of shares to be purchased:

        1,000,000 shares（2.80% of total outstanding shares of Japan Servo）

3.

Total number of Japan Servo shares to be held by Nidec:

19,204,466 shares（53.81% of total outstanding shares of Japan Servo）

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